EXHIBIT 99.1

Precision Drilling Corporation Acquires High Arctic’s Well Servicing & Rentals Divisions

CALGARY, Alberta, July 18, 2022 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to announce that it has entered into an asset purchase agreement to acquire the well servicing business and associated rentals assets of High Arctic Energy Services Inc. (“High Arctic”) for an aggregate purchase price of $38.2 million, payable in cash (the “Transaction”).

Precision adds to its Canadian well servicing operation a fleet of 80 service rigs (51 marketed and 29 inactive). The Transaction provides Precision with rental assets, ancillary support equipment, inventories and spares, and six additional operating facilities in key basins, four of which are owned. Additional Transaction highlights include:

  Acquisition of high-quality assets with skilled and experienced field personnel and a strong customer following;
  Combined business will have marketed fleet of 134 service rigs and represents approximately 20% of Canadian industry well service activity;
  Leverages Precision Well Services’ leading operational scale, generating significant synergies including expected annual operating cost savings of $5 million annually, realizable within one year; and
  Accretive acquisition that supports Precision’s long-term capital allocation and de-leveraging plan through increased cash flow generation.

Precision’s President and CEO, Kevin Neveu, stated, “This acquisition significantly expands our well servicing division with high quality rigs and field personnel, strategic regional positioning, and alignment with key customers. High Arctic’s people are well known for their focus on safety and field execution and will complement Precision’s High Performance, High Value operating strategy. The Transaction accomplishes needed consolidation in the well servicing industry, providing greater opportunities for our combined team, while bolstering service capabilities for our customers. With the expected synergies and further leveraging our scale, we believe this Transaction provides accretive earnings and significant cash generation potential supporting our debt-reduction strategy and our short-term and long-term debt reduction targets of $75 million in 2022 and $400 million between 2022 and 2025.

I am excited to welcome High Arctic employees to the Precision family.”

PURCHASE SUMMARY

Precision is acquiring the Well Servicing and Rentals divisions (excluding working capital) for $38.2 million in cash. An initial payment of $10.2 million will be made at closing, with the remaining balance due in January 2023. The Transaction is subject to customary commercial closing conditions and is expected to close before the end of July 2022. CIBC Capital Markets is acting as exclusive financial advisor and Torys LLP is acting as legal advisor to Precision.

FORWARD-LOOKING INFORMATION

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information is typically, but not always, identified by the use of words such as "proposed", "expected", "will" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the expected benefits of the Transaction, expected market share growth and expanded offering to Precision’s customers and other statements relating to the expected operation and synergies and/or benefit from the assets and/or real estate and business purchased in the Transaction going forward. Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to our ability to successfully implement our strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits. Undue reliance should not be placed on the forward-looking information because Precision can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Precision will derive there from. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: conditions in the oil and gas market; fluctuations in market conditions, including in securities markets; economic factors; and the impact of general economic conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2021, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com